SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                               --------------

                                SCHEDULE 13D
                               (RULE 13D-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                             (AMENDMENT NO. 1)*

                              COMMSCOPE, INC.
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                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)


                                 203372107
                  ---------------------------------------
                               (CUSIP Number)



FRIED, FRANK, HARRIS, SHRIVER &        FORSTMANN LITTLE & CO.
      JACOBSON                               SUBORDINATED DEBT & EQUITY
      ONE NEW YORK PLAZA                     MANAGEMENT BUYOUT
      NEW YORK, NY  10004                    PARTNERSHIP-IV
      ATTN:  LOIS HERZECA, ESQ.        INSTRUMENT PARTNERS
      (212) 859-8000                         C/O FORSTMANN LITTLE & CO.
                                             767 FIFTH AVENUE
                                             NEW YORK, NY  10153
                                             ATTN:  WINSTON W. HUTCHINS
                                             (212) 355-5656

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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)


                              AUGUST 26, 1998
                  ---------------------------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 5 Pages)

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     *The  remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                    13D

CUSIP No. 370120107                                       Page 2 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    FORSTMANN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT PARTNERSHIP-IV

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           3,387,219

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         3,387,219

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,387,219

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.9%

14  TYPE OF REPORTING PERSON*

    PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                    13D

CUSIP No. 370120107                                       Page 3 of 5 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    INSTRUMENT PARTNERS

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           3,849,002

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         3,849,002

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,849,002

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.8%

14  TYPE OF REPORTING PERSON*

    PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                          Page 4 of 5 Pages

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of CommScope, Inc., a Delaware corporation (the "Company"), previously filed by Instrument Partners, a New York limited partnership, and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV ("MBO-IV"), a New York limited partnership. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.


     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4. Purpose of the Transaction
        --------------------------

Item 4 is hereby amended and supplemented as follows:

          On August 26, 1998, at the request of MBO-IV and Instrument Partners, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission, pursuant to which MBO-IV and Instrument Partners currently intend to dispose of (through a combined public offering and distribution to individual partners) all of their shares of Common Stock of the Company. There can be no assurance that this disposition will be consummated as currently contemplated.

ITEM 5. Interest in Securities of the Issuer
        ------------------------------------

Item 5 is hereby amended and supplemented as follows:

          (i) Instrument Partners:

          (a) Amount Beneficially Owned:

          The shares of Common Stock owned by Instrument Partners represent approximately 7.8% of the Common Stock, as of July 31, 1998.

          (ii) MBO-IV:

          (a) Amount Beneficially Owned:

          The shares of Common Stock owned by MBO-IV represent approximately 6.9% of the Common Stock, as of July 31, 1998.


                                                          Page 5 of 5 Pages


                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 24, 1998             INSTRUMENT PARTNERS


                                By: FLC XXII Partnership,
                                    its general partner


                                By: /s/ Winston W. Hutchins
                                    ---------------------------------
                                    Winston W. Hutchins,
                                    a general partner



                                FORTSMANN LITTLE & CO. SUBORDINATED DEBT
                                     AND EQUITY MANAGEMENT BUYOUT
                                     PARTNERSHIP-IV


                                By: FLC Partnership,
                                    its general partner


                                By: /s/ Winston W. Hutchins
                                    ---------------------------------
                                    Winston W. Hutchins,
                                    a general partner